SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)
Under the Securities Exchange Act of 1934*

CRUCELL N.V.
(Name of Issuer)

Ordinary Shares, Nominal Value €0.24 Per Share
(Title of Class of Securities)

 N23473 10 6
(CUSIP Number)

Eric Jung, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
Telephone: (732) 524-0400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 Copy to:
Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

December 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	N23473 10 6

1	NAME OF REPORTING PERSONS Johnson & Johnson I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 22-1024240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,626,984
	8	SHARED VOTING POWER 576,789
	9	SOLE DISPOSITIVE POWER 14,626,984
	10	SHARED DISPOSITIVE POWER None.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,203,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*Based on 81,742,135 outstanding Ordinary Shares, which is the total number of Ordinary Shares issued and outstanding as of December 6, 2010.

INTRODUCTION

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the ordinary shares, nominal value €0.24 per share (the “Ordinary Shares”), of Crucell N.V., a public company with limited liability incorporated under the laws of the Netherlands (“Crucell”).  The principal executive offices of Crucell are located at Archimedesweg 4, 2333 CN Leiden, The Netherlands.  Capitalized terms used and not defined herein shall have the same meanings ascribed to them in the Merger Agreement (defined below).

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 is supplemented by adding the following:

(a)-(b)  Cilag Holding AG, a company organized under the laws of Switzerland with its registered office at Landis + Gyr-Strasse 1, CH-6300 Zug, Switzerland (the “Offeror”), and an indirectly wholly-owned subsidiary of Johnson & Johnson (“J&J”), and Crucell have entered into the merger agreement dated October 6, 2010, as supplemented by the supplementary addendum dated November 30, 2010 (the “Merger Agreement”).  Pursuant to the Merger Agreement, the Offeror (itself or through an affiliate designated by the Offeror) will initiate a recommended public offer under Dutch law (the “Offer”) to purchase all of the issued and outstanding Ordinary Shares of Crucell, including all outstanding American depositary shares, each representing one Ordinary Share.

On December 6, 2010, the Offeror, JJC Acquisition Company B.V., a private company with limited liability incorporated under the laws of the Netherlands and a wholly owned direct subsidiary of the Offeror (“Bidco”), and Crucell entered into an assignment agreement (the “Assignment Agreement”), pursuant to which the Offeror assigned its legal relationship under the Merger Agreement with Crucell to Bidco, including all of its present and future rights and obligations under the Merger Agreement in accordance with article 6:159 of the Dutch Civil Code.  The Offeror shall remain jointly and severally liable with Bidco for the proper performance of all obligations of Bidco under the Merger Agreement.

In addition, the parties agreed and acknowledged that the record date for the Post Offer EGM mentioned in Clause 7.4 and in Schedule C of the Merger Agreement will be on the third Business Day after the Closing Date.

This description of the Assignment Agreement and the Offer is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

The following documents are filed as exhibits to this Amendment No. 3:

Exhibit Number	Exhibit Name

1	Assignment Agreement dated as of December 6, 2010, among Cilag Holding AG, JJC Acquisition Company B.V. and Crucell N.V.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON

	By:	/s/ Douglas Chia
Name: Douglas Chia
Title: Secretary
Date: December 6, 2010

EXHIBIT INDEX

Exhibit Number	Exhibit Name

1	Assignment Agreement dated as of December 6, 2010, among Cilag Holding AG, JJC Acquisition Company B.V. and Crucell N.V.